UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tenaris S.A.
(Name of Issuer)

Ordinary Shares, $1.00 par value per share
(Title of Class of Securities)

88031 M 10 9
(CUSIP Number)

Fernando R. Mantilla, Av. Leandro N. Alem 1067, 28th Floor, Buenos Aires, Argentina,
Telephone: +54-11-4018-2245
(Name, Address and Telephone number of Person Authorized to
Receive Notices and Communications)

February 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

7. SOLE VOTING POWER: 0

NUMBER OF	8. SHARED VOTING POWER: 713,605,187
SHARES
BENEFICIALLY
OWNED BY	9. SOLE DISPOSITIVE POWER: 0
EACH
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 713,605,187
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

7. SOLE VOTING POWER: 0

NUMBER OF	8. SHARED VOTING POWER: 713,605,187
SHARES
BENEFICIALLY
OWNED BY	9. SOLE DISPOSITIVE POWER: 0
EACH
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 713,605,187
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

7. SOLE VOTING POWER: 713,605,187

NUMBER OF	8. SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	9. SOLE DISPOSITIVE POWER: 713,605,187
EACH
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER: 0
WITH:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the Ordinary Shares, par value $1 per share (the “Ordinary Shares”), of Tenaris S.A. The principal executive offices of the Issuer are located at 46A, Av. J. F. Kennedy, L-1855-  Luxembourg, Grand-Duchy of Luxembourg.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (collectively, the “Reporting Persons”).

(a)	ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN (“RP STAK”)
Wilhelminakade 91 – 3072 AP Rotterdam, The Netherlands.
RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. RP STAK was incorporated on December 17, 2010, by Rocca & Partners S.A., a company organized under the laws of the British Virgin Islands (“R&P”). No person or group of persons controls RP STAK.

(b)	SAN FAUSTIN S.A. (“SAN FAUSTIN”)
Boulevard Prince Henri 3B – 3rd floor, L-1724 Luxembourg, Grand-Duchy of Luxembourg.
SAN FAUSTIN (formerly San Faustin N.V.) is a holding company formerly organized under the laws of the Netherlands Antilles, which, on January 27, 2011, transferred its seat to the Grand-Duchy of Luxembourg and became a société anonyme (public limited liability company) under the Luxembourg Companies Act. RP STAK controls a significant portion of the voting power of SAN FAUSTIN and has the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors, the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies.

(c)	TECHINT HOLDINGS S.À R.L. (“TECHINT HOLDINGS”)
Boulevard Prince Henri 3B– 3rd floor, L-1724 Luxembourg, Grand-Duchy of Luxembourg.
TECHINT HOLDINGS (formerly I.I.I.-Industrial Investments Incorporated) is a holding company formerly organized under the laws of the Cayman Islands, which, on January 27, 2011, transferred its seat to the Grand-Duchy of Luxembourg and became a société à responsabilité limitée (private limited liability company) under the Luxembourg Companies Act.  All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member or director, as applicable, of each Reporting Person is set forth in Schedule I and is incorporated into this Item 2 by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer of each Reporting Person is set forth in Schedule I and is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The events requiring the filing of this Schedule 13D did not involve any transfer of funds or any kind of consideration. As discussed in “Item 4 – Purpose of Transaction” below, RP STAK acquired all of its SAN FAUSTIN shares as a result of the deposit of such shares with RP STAK by certain shareholders of SAN FAUSTIN.  RP STAK did not acquire and does not own any Ordinary Shares.

There were no changes in the holdings of Ordinary Shares of SAN FAUSTIN, TECHINT HOLDINGS or TENARIS since such Reporting Persons filed their most recent statement on Schedule 13G on February 2, 2010.

None of the Reporting Persons and none of the individuals listed on Schedule I has contributed any funds or other consideration towards the purchase of securities of the Issuer.

Item 4.	Purpose of Transaction

On December 17, 2010, R&P incorporated RP STAK as a private foundation (stichting) organized under the laws of The Netherlands.

Immediately prior to the incorporation of RP STAK, R&P controlled a significant portion of the voting power and had the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies.

In connection with the redomiciliation of SAN FAUSTIN into the Grand-Duchy of Luxembourg, it was deemed convenient that certain significant holdings in SAN FAUSTIN be reorganized. For these purposes, R&P incorporated RP STAK and, on February 11, 2011, shares in SAN FAUSTIN representing approximately 51.6% of SAN FAUSTIN’s votes and 39,7% of SAN FAUSTIN’s share capital were deposited with RP STAK. RP STAK holds all such SAN FAUSTIN shares in its own name but for the account of the depositors. The voting of the SAN FAUSTIN shares deposited with RP STAK is determined by RP STAK’s voting committee. The members of RP STAK’s voting committee (listed on Schedule I) are appointed annually by the meeting of depositors of SAN FAUSTIN voting shares.

Following the deposit with RP STAK of the SAN FAUSTIN shares, RP STAK will continue to control SAN FAUSTIN (i.e., it will have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies)

The description contained in this Item 4 is qualified in its entirety by reference to the Articles of Association of RP STAK and the Conditions of Administration of RP STAK, the terms of each of which are incorporated herein by reference to Exhibits A and B hereto.

Except as stated above, none of the Reporting Persons, or, to the best of each the Reporting Person's knowledge, any of the individuals or entities named in Schedule I hereto, currently has any plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) (b)	RP STAK. See items (7) through (11) and (13) on page 2
SAN FAUSTIN. See items (7) through (11) and (13) on page 3
TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4

(c)
Except as described in this Schedule 13D, there have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the Articles of Association of RP STAK and the Conditions of Administration of RP STAK set forth on Exhibits A and B, respectively, are incorporated herein by reference.

Other than the Articles of Association of RP STAK and the Conditions of Administration of RP STAK, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of the Reporting Person's knowledge, any person listed on Schedule I hereto, and any person with respect to any Ordinary Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

A	Articles of Association of ROCCA & PARTNERS STICHTING
ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, dated December 17, 2010.

B	Conditions of Administration of ROCCA & PARTNERS STICHTING
ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, dated December 27, 2011

C	Power of Attorney of ROCCA & PARTNERS STICHTING
ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated February 4, 2011.

D	Power of Attorney of San Faustín S.A. (formerly San Faustin N.V.) dated February 4, 2011.

E	Power of Attorney of Techint Holdings S.à r.l. (formerly I.I.I.- Industrial Investments Inc.), dated February 3, 2011.

Schedule I

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANDOOR AANDELEN SAN FAUSTIN

MANAGEMENT

Manager	Business Address	Present Principal occupation	Citizenship
Zenco Management BV	Wilhelminakade 91, 3072 AP, Rotterdam, Netherlands	Management Company	Dutch

VOTING COMMITTEE

Members	Business Address	Present principal occupation	Citizenship
Paolo Rocca (Chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Gianfelice Rocca	Via Monte Rosa 93, Milano, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Enrico Bonatti	Via Monte Rosa 93, Milano, Italy	Chairman of Techint Compagnia Tecnica Internazionale S.pA.	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milano, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President of Meridium S.A.	Argentine
Lodovico Rocca	Itaim Bibi 41, Sao Paulo, Brasil	VicePresident, Techint Engenharia e Construçao S.A., São Paulo, Brazil	Italian

SAN FAUSTIN S.A.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Marco Drago	13, via Cattaneo, Novara, Italy	Chairman, De Agostini SpA	Italian
Vincenzo Figus	Via Parigi 11, Roma, Italy	Attorney-at-Law	Italian
Bruno Marchettini	Via Dante, 25, San Quirico D’Orcia, 53027, Siena, Italy	Director, Ternium S.A., Luxembourg	Italian
Andres Piñeyro	Cerrito 1266, Buenos Aires, Argentina	President, Meridium S.A., Buenos Aires	Argentine
Lodovico Rocca	Itaim Bibi 41, São Paulo, Brazil	VicePresident, Techint Engenharia e Construçao S.A., São Paulo, Brazil	Italian
Giovanni Sardagna	Via Monte Rosa 93, Milan, Italy	Director of Investors’ relations of Tenaris S.A.	Italian
Alberto Valsecchi	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President, Dalmine SpA, Bergamo, Italy	Italian
Roberto Vidigal	Rua Manoel Coelho 303, São Paulo, Brazil	Chairman of the Board of Directors, Confab Industrial S.A., Brazil	Brazilian

OFFICERS

Name	Business Address	Present principal occupation	Citizenship
Chairman of the Board Gianfelice Rocca	Via Monte Rosa 93, Milan, Italy	Chairman of San Faustin S.A.	Italian
President Roberto Bonatti	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	President of San Faustin S.A.	Italian
Vice-president Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Secretary of the Board of Directors Fernando Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of the Board of Directors	Argentine

TECHINT HOLDINGS S.à r.l.

BOARD OF DIRECTORS

Name	Business Address	Present principal occupation	Citizenship
Carlos M. Franck	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Santa Maria SAIyF.	Argentine
Alain Renard	412F, route d’Esch, L-2086, Luxembourg	Executive Vice- president of S.G.G. S.A., Luxembourg	French
Mauro L. A. Rezzonico	1, via Emilio Bossi, Lugano, Switzerland	Director of TCH Services S.A.	Swiss
Juan P. Boo	Edificio Beta 3, Zonamerica, Montevideo, Uruguay	President of Socominter S.A., Uruguay	U.S.A.
Fernando R. Mantilla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Secretary of San Faustin S.A.	Argentine

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of SAN FAUSTIN S.A. and TECHINT HOLDINGS S.À R.L.

February 14, 2011
/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d - 1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and TECHINT HOLDINGS S.À R.L.

February 14, 2011

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando R. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and SAN FAUSTIN S.A.

February 14, 2011

/s/ Fernando R. Mantilla
Fernando R. Mantilla
Attorney-in-fact

Exhibit A

 ROCCA & PARTNERS Stichting Administratiekantoor Aandelen SAN FAUSTIN

ARTICLES OF ASSOCIATION:
CHAPTER I. DEFINITIONS.
Definitions.
Article 1.
1.1	In these Articles of Association the following words shall have the following meanings:
(a)	the “Board”:
the board of the Foundation consisting of one member (the Manager);
(b)	a “Business Day”:
any day on which banks are usually open for business in Uruguay, Italy as well as Luxembourg, excluding Saturdays, Sundays and public holidays in any of these countries;
(c)	the “Company”:

San Faustin N.V., a limited liability company under the laws of Curaçao, having its registered office in Willemstad, Curaçao and its office address at Berg Ararrat 1, Willemstad, Curaçao, which company intends to transfer its seat to Luxembourg and to be converted into a Luxembourg “SA” company (‘Société Anonyme’);

(d)	the “Conditions of Administration”:

the terms and conditions of the Foundation for the custody and holding in administration (in Dutch: 'in administratie') of Shares, in exchange for the issuance of Depositary Receipts, to be established in accordance with Article 18 as they will read from time to time;

(e)	a “Depositary Receipt”:

a convertible (in Dutch: ‘decertificeerbaar’) registered depositary receipt (in Dutch: ‘een certificaat') issued by the Foundation for a deposited Share, representing the beneficial ownership of (in Dutch: ‘economische gerechtigdheid tot’) the Share corresponding to the relevant depositary receipt;

unless the contrary is apparent, this shall include each Ordinary Depositary Receipt, each Reconvertible Ordinary Depositary Receipt and each Preferred Depositary Receipt;
(f)	a “Depositor”:
a holder of one or more Depositary Receipts, and as such the beneficial owner of (in Dutch: ‘economisch gerechtigde tot’) the Shares corresponding to the relevant Depositary Receipts;
unless the contrary is apparent, this shall include each Ordinary Depositor, each Reconvertible Ordinary Depositor and each Preferred Depositor;
(g)	the “Distributions”:
has the meaning as attributed thereto in Article 3.1;
(h)	the “Foundation”:

ROCCA & PARTNERS Stichting Administratiekantoor Aandelen SAN FAUSTIN, a foundation under the laws of the Netherlands, having its registered office in the municipality of Rotterdam, the Netherlands, and its office address at 3072 AP Rotterdam, the Netherlands, Wilhelminakade 91, Maastoren;

(i)	the “General Meeting of Shareholders”:
a meeting of Shareholders and other persons entitled to attend meetings of Shareholders or the body of the Company consisting of Shareholders entitled to vote;
(j)	the “Incorporator”:

Rocca & Partners S.A., a company under the laws of the British Virgin Islands, having its registered office in Road Town, Tortola, British Virgin Islands and its office address at Vanterpool Plaza 1, Tortola, British Virgin Islands and registered in the companies register of the British Virgin Islands under number 435.473;

(k)	an “Instruction Notice”:
a notice in writing from the Voting Committee to the Manager including instructions in respect of the exercise of the voting rights on the Shares;
(l)	“in writing”:

by letter, by telecopier, by e-mail or by message which is transmitted via any current means of communication and which can be received in writing, provided that the identity of the sender can be sufficiently established;

(m)	the “Joint Meeting of Ordinary/Reconvertible Depositors”:
the joint meeting of Ordinary Depositors and Reconvertible Ordinary Depositors and other persons entitled to attend such a meeting, as referred to in Article 17;
(n)	the “Management Fee”:
has the meaning as attributed thereto in Article 5.5;
(o)	the “Manager”:
the sole member of the Board;
(p)	the “No Instruction for Ordinary Company Matters Proxy”:
has the meaning as attributed thereto in Article 12.3 (ii);
(q)	the “Nominated Person Proxy”:
has the meaning as attributed thereto in Article 12.2;
(r)	the “Ordinary Company Matters”:
Ordinary Company Matters 1 and/or the Ordinary Company Matters 2;
(s)	the “Ordinary Company Matters 1”:
has the meaning as attributed thereto in Article 12.1 paragraph a. (i).;
(t)	the “Ordinary Company Matters 2”:
has the meaning as attributed thereto in Article 12.1 paragraph a. (ii);
(u)	an “Ordinary Depositary Receipt”:

a convertible (in Dutch: ‘decertificeerbaar’) registered depositary receipt (in Dutch: ‘een certificaat’) issued for a deposited Ordinary Share by the Foundation, representing the beneficial ownership of (in Dutch: ‘economische gerechtigdheid tot’) the Ordinary Share corresponding to the relevant depositary receipt;

(v)	an “Ordinary Depositor”:

a holder of one or more Ordinary Depositary Receipts and as such the beneficial owner of (in Dutch: ‘economisch gerechtigde tot’) the Ordinary Shares corresponding to the relevant Ordinary Depositary Receipts;

(w)	an “Ordinary Share”:
an ordinary share in the capital of the Company;
(x)	an “Ordinary Shares Meeting”:
a meeting of holders of Ordinary Shares and other persons entitled to attend such meetings or the body of the Company consisting of holders of Ordinary Shares entitled to vote;

(y)	the “Other Company Matters”:
has the meaning as attributed thereto in Article 12.1 paragraph c.;
(z)	the “Other Company Matters Proxy”:
has the meaning as attributed thereto in Article 12.1 paragraph c. (i);
(aa)	a “Preferred Depositary Receipt”:

a convertible (in Dutch: ‘decertificeerbaar’) registered depositary receipt (in Dutch: ‘een certificaat’) issued for a deposited Preferred Share by the Foundation, representing the beneficial ownership of (in Dutch: ‘economische gerechtigdheid tot’) the Preferred Share corresponding to the relevant depositary receipt;

(bb)	a “Preferred Depositor”:

a holder of one or more Preferred Depositary Receipts, and as such the beneficial owner of (in Dutch: ‘economisch gerechtigde tot’) the Preferred Shares corresponding to the relevant Preferred Depositary Receipts;

(cc)	a “Preferred Share”:
a preferred share in the capital of the Company;
(dd)	a “Preferred Shares Meeting”:
a meeting of holders of Preferred Shares and other persons entitled to attend such meetings or the body of the Company consisting of holders of Preferred Shares entitled to vote;
(ee)	a “Qualified Majority Resolution”:

a resolution to be taken by the meeting of Depositors (and/or by the meeting of Ordinary Depositors, the meeting of Reconvertible Ordinary Depositors, the meeting of Preferred Depositors and/or the Joint Meeting of Ordinary/Reconvertible Depositors, as the case may be) in the manner as set forth in Article 13.6 (second paragraph) (and Article 14, 15, 16 or 17 as the case may be);

(ff)	a “Reconvertible Ordinary Depositary Receipt”:

a convertible (in Dutch: ‘decertificeerbaar’) registered depositary receipt (in Dutch: ‘een certificaat’) issued for a deposited Reconvertible Ordinary Share by the Foundation, representing the beneficial ownership of (in Dutch: ‘economische gerechtigdheid tot’) the Reconvertible Ordinary Share corresponding to the relevant depositary receipt;

(gg)	a “Reconvertible Ordinary Depositor”:

a holder of one or more Reconvertible Ordinary Depositary Receipts and as such the beneficial owner of (in Dutch: ‘economisch gerechtigde tot’) the Reconvertible Ordinary Shares corresponding to the relevant Reconvertible Ordinary Depositary Receipts;

(hh)	a “Reconvertible Ordinary Share”:
a reconvertible ordinary share in the capital of the Company;
(ii)	a “Reconvertible Ordinary Shares Meeting”:

a meeting of holders of Reconvertible Ordinary Shares and other persons entitled to attend such meetings or the body of the Company consisting of holders of Reconvertible Ordinary Shares entitled to vote;

(jj)	a “Share”:

a share in the capital of the Company, unless the contrary is apparent, this shall include each Ordinary Share, each Reconvertible Ordinary Share and each Preferred Share in the capital of the Company;

(kk)	a “Shareholder”:
a holder of one or more Shares;
(ll)	a “Simple Majority Resolution”:

a resolution to be taken by the meeting of Depositors (and/or by the meeting of Ordinary Depositors, the meeting of Reconvertible Ordinary Depositors, the meeting of Preferred Depositors and/or the Joint Meeting of Ordinary/Reconvertible Depositors, as the case may be) in the manner as set forth in Article 13.6 (first paragraph) (and Article 14, 15, 16 or 17 as the case may be);

(mm)	a “Specific Class of Depositors Meeting”:
a meeting of Ordinary Depositors, a meeting of Reconvertible Ordinary Depositors, a meeting of Preferred Depositors and/or a Joint Meeting of Ordinary/Reconvertible Depositors, as the case may be;
(nn)	a “Specific Class Meeting”:
an Ordinary Shares Meeting, a Reconvertible Ordinary Shares Meeting and/or a Preferred Shares Meeting, as the case may be;
(oo)	the “VC Interim Members”:
has the meaning as attributed thereto in Article 9.4;
(pp)	the “VC Interim Vacancies”:
has the meaning as attributed thereto in Article 9.4;
(qq)	the “Voting Committee”:

the committee entitled to give voting instructions to the Manager in respect of exercising the voting rights attached to Shares held by the Foundation pursuant to and in accordance with the provisions of these Articles of Association.

1.2	References to Articles shall be deemed to refer to articles of these Articles of Association, unless the contrary is apparent.
CHAPTER II. NAME, REGISTERED OFFICE AND OBJECTS.
Name and registered office.
Article 2.
2.1	The name of the Foundation is:
ROCCA & PARTNERS Stichting Administratiekantoor Aandelen SAN FAUSTIN.
2.2	It shall have its registered office in the municipality of Rotterdam, the Netherlands.
Objects.
Article 3.
3.1
The object of the Foundation is to custody (and within the framework thereof to acquire) Shares in its own name for the risk and account of the Depositors, in exchange for the issuance of Depositary Receipts, for the purposes of administration of such Shares and to exercise the rights attributable to such Shares, such as the voting rights as well as the collecting of dividends, capital repayments and other distributions due on account of such Shares (the “Distributions”) under the obligation to pay such Distributions immediately upon receipt thereof to the Depositors or to have the Distributions that are due on account of such Shares being paid directly by the Company to the Depositors, and to take all actions connected therewith, all in accordance with the Conditions of Administration.

3.2
The Foundation shall exercise the rights attached to the Shares in such a way as to safeguard the interests of the Depositors taking into account the relevant laws applicable to the Company from time to time.

3.3
The Foundation exceptionally may -pursuant to and in accordance with the provisions of Article 6.2 (iii) and (iv), Article 8, Article 12.1 paragraph a. (i) and (ii), Article 12.1 paragraph c. (i) as well as Article 12.3 (ii)- grant a power of attorney to Depositors to exercise the voting rights attached to the Shares corresponding to the Depositary Receipts held by such Depositors.

3.4
The object shall exclude disposal and encumbrance of the Shares. Disposal shall not include the transfer of (the legal title to) the Shares to Depositors made upon the conversion of the Depositary Receipts into Shares and termination of the custody and holding in administration of Shares in accordance with the Conditions of Administration and upon the dissolution and liquidation of the Foundation.

3.5	Administration of the Shares, exercising the rights attached thereto and any other activities related thereto shall be conducted duly observing the applicable Conditions of Administration.
CHAPTER III. FINANCE REPORTING.
Finance Reporting.
Article 4.
4.1
The funds of the Foundation shall consist of contributions made by the Depositors to the Foundation to reimburse it for its expenses, including but not limited to the Management Fee, as well as any amounts received by the Foundation from other sources, such as the contributions or payments that the Incorporator will make to cover the expenses of the Foundation until there will be an inflow of contributions by the Depositors.

4.2	The financial year of the Foundation shall run from the first day of July of a calendar year until the thirtieth day of June of the following calendar year.
4.3
The Manager shall administer the financial position of the Foundation and all activities associated with the Foundation, in such a way as required by these activities and shall keep the books, documents and other exponents of data belonging thereto in such a way that its rights and obligations may be established at any time.

4.4
Each year, within six months from the end of the financial year, the Manager shall prepare and put the balance sheet and the statement of income and expenditure of the Foundation in writing. The balance sheet and the statement of income and expenditures of the Foundation will not include the Shares nor any income there from for accounting purposes.

4.5	The Manager shall keep the documents referred to in the Articles 4.3 and 4.4 for seven (7) years.
4.6
The Manager may appoint a certified accountant (‘register-accountant’) to conduct an audit of the balance sheet and the statement of income and expenditure, to report and issue an opinion in this respect.

CHAPTER IV. THE MANAGER.
The Manager.
Article 5.
5.1	The Board shall only consist of one (1) member, being the Manager.
5.2	The Manager is appointed -for a limited or unlimited period of time- by the Joint Meeting of Ordinary/Reconvertible Depositors.
The Manager may be dismissed by the Joint Meeting of Ordinary/Reconvertible Depositors at any time.

The resolutions of the Joint Meeting of Ordinary/Reconvertible Depositors to appoint or dismiss the Manager (or to ratify the appointment of the interim-Manager as referred to in Article 5.4) are taken by a Simple Majority Resolution.

5.3	The Manager ceases to hold office:
(a)	upon the expiry of the period for which he was appointed;
(b)	upon his voluntary resignation;
(c)	upon his dismissal by Joint Meeting of Ordinary/Reconvertible Depositors;
(d)	upon his removal from office by the court in cases provided for by law;
(e)	upon his death;
(f)	upon his being declared bankrupt, applying for a suspension of payments or petitioning for application of the debt restructuring provision referred to in the Dutch Bankruptcy Act.
5.4
In case the Manager ceases to hold office and Joint Meeting of Ordinary/Reconvertible Depositors has not appointed a new Manager in stead of the Manager ceasing to hold office at the time of his resignation, the Voting Committee shall be entitled to appoint an interim-Manager with the same powers and duties as the Manager, which interim-Manager will be in office until the moment of appointment of a new Manager by Joint Meeting of Ordinary/Reconvertible Depositors.

The Joint Meeting of Ordinary/Reconvertible Depositors shall appoint a new Manager or ratify the appointment of the interim-Manager made by the Voting Committee at the earliest opportunity. In case the Joint Meeting of Ordinary/Reconvertible Depositors ratifies the appointment of the interim-Manager made by the Voting Committee, the interim-Manager shall remain in office with the understanding that as of the date of such ratification the interim-Manager shall be the Manager.

The provisions of this Article 5 and the provisions of Articles 6, 7 and 8 as well as all other relevant provisions of these Articles of Association in respect of the Manager, shall -to the extent required- equally apply to the interim-Manager.

5.5	The Manager shall be entitled to a remuneration for its services performed as sole member of the Board (the “Management Fee”).
Duties and powers of the Manager.
Article 6.
6.1	The Manager shall be entrusted with the management of the Foundation.
6.2
The Manager shall -in accordance with the provisions of these Articles of Association and the Conditions of Administration- for the exercise of the voting rights attached to the Shares which are held by the Foundation:

(i)
attend the General Meetings of Shareholders and Specific Class Meetings and exercise (or abstain from the exercise of) the voting rights in such meetings in accordance with the voting instructions given by the Voting Committee in the Instruction Notice, which voting instructions in their turn are to be determined by the Voting Committee itself or by the relevant Specific Class of Depositors Meeting, as the case may be, pursuant to and in accordance with the provisions of Article 12 (and more specifically the provisions of Article 12.1 and 12.3 (i));
(ii)
grant a power of attorney -pursuant to and in accordance with the Instruction Notice given by the Voting Committee- to a person nominated by the Voting Committee (the Nominated Person Proxy, as defined hereafter in Article 12.2 last paragraph), on the basis of the provisions of Article 7.2 and Article 12.2 last paragraph;

(iii)
grant a power of attorney -pursuant to and in accordance with the Instruction Notice given by the Voting Committee- to each of the relevant Depositors to exercise all or some of the voting rights attached to the Shares corresponding to the Depositary Receipts held by such Depositor in respect of Other Company Matters (the Other Company Matters Proxy, as defined hereafter in Article 12.1 paragraph c.(i)), on the basis of the provisions of Article 12.1 paragraph c.(i) and Article 8.1; or

(iv)
grant a power of attorney to each (a) Ordinary Depositor to exercise all or some of the voting rights attached to the Ordinary Shares corresponding to the Ordinary Depository Receipts held by such Ordinary Depositor and (b) Reconvertible Ordinary Depositor to exercise the voting rights attached to the Reconvertible Ordinary Shares corresponding to the Reconvertible Ordinary Depository Receipts held by such Reconvertible Ordinary Depositor, in respect of any Ordinary Company Matter for which the Voting Committee has not granted any voting instructions by means of the Instruction Notice to the Manager in time (No Instruction for Ordinary Company Matters Proxy as defined hereafter in Article 12.3 (ii)), on the basis of the provisions of Article 12.1 paragraph a., Article 12.3 (ii) and Article 8.2.

6.3
Prior to the exercise of the voting rights attached to the Shares which are held by the Foundation in a General Meeting of Shareholders and in a Specific Class Meeting, the Manager shall obtain voting instructions from the Voting Committee on such exercise to be determined and given by the Voting Committee to the Manager in accordance with the provisions of Article 12.

6.4
If a resolution of the General Meeting of Shareholders or a Specific Class Meeting is to be taken outside a (formal) meeting, whether or not in writing, the Manager shall obtain voting instructions from the Voting Committee in respect of the exercise of the voting rights attached to the Shares which are held by the Foundation to be determined and given by the Voting Committee to the Manager in accordance with the provisions of Article 12, prior to taking or signing such resolution on behalf of the Foundation.

Representation and delegation by the Manager.
Article 7.
7.1	The Foundation shall be represented by the Manager.
7.2
The Manager shall grant special power of attorney to a person nominated by the Voting Committee (the Nominated Person Proxy, as defined hereafter) to represent the Foundation in the General Meeting of Shareholders or in a Specific Class Meeting, if and when the Voting Committee instructs the Manager to grant such power of attorney, such in accordance with the provisions of Article 12.2 last paragraph and the provisions of the Conditions of Administration.

Power of attorney to Depositors.
Article 8.
8.1	The Manager shall grant special power of attorney in respect of Other Company Matters, to each Depositor that holds Depositary Receipts issued in exchange for Shares, the holder whereof is entitled to vote in respect of the relevant Other Company Matter,

to exercise the voting rights attached to the Shares corresponding to the Depository Receipts held by such Depositor in the General Meeting of Shareholders or in a Specific Class Meeting for some or all of the items on the agenda of the General Meeting of Shareholders and/or on the agenda of any Specific Class Meeting, as the case may be, in so far as it regards Other Company Matters and if and when the Manager is so instructed by the Voting Committee in the Instruction Notice, in accordance with and pursuant to the provisions of Article 12.1 paragraph c.(i)

(the Other Company Matters Proxy as defined hereafter in Article 12.1 paragraph c. (i)).
The Other Company Matters Proxy shall be limited to the Other Company Matters detailed in the Instruction Notice only.

8.2
In addition, the Manager shall grant special power of attorney to each Ordinary Depositor and each Reconvertible Ordinary Depositor (the No Instruction for Ordinary Company Matters Proxy as defined hereafter in Article 12.3 (ii)) to exercise voting rights attached to:

(a)	the Ordinary Shares corresponding to the Ordinary Depository Receipts held by such Ordinary Depositor in the General Meeting of Shareholders (and/or in the Ordinary Shares Meeting), and
(b)
the Reconvertible Ordinary Shares corresponding to the Reconvertible Ordinary Depository Receipts held by such Reconvertible Ordinary Depositor in the General Meeting of Shareholders (and/or in the Reconvertible Ordinary Shares Meeting),

if and when with respect to any of the Ordinary Company Matters no voting instructions have been given (nor can be given) to the Manager by the Voting Committee by means of a duly executed Instruction Notice -in accordance with the provisions of these Articles of Association- ultimately five Business Days prior to the date of the General Meeting of Shareholders (and/or the Ordinary Shares Meeting and/or the Reconvertible Ordinary Shares Meeting, as the case may be).

The No Instruction for Ordinary Company Matters Proxy shall be limited to Ordinary Company Matters only.
8.3	The Foundation shall not exercise the voting rights attached to Shares with regard to a relevant subject matter in respect of which a power of attorney to a Depositor has been granted.

A Depositor shall be free to vote in the manner as preferred by him by and pursuant to the power of attorney granted to him in accordance with the provisions of this Article 8. and the Foundation shall not be liable for the voting behaviour of a Depositor or the consequences thereof.

A power of attorney will only be granted for a certain General Meeting of Shareholders and/or a certain Specific Class Meeting, as the case may be, and shall terminate at the closing of such meeting.
CHAPTER V. VOTING COMMITTEE.
Voting Committee members.
Article 9.
9.1
The Voting Committee shall consist of an odd number of at least three (3) and at the maximum nine (9) members. The Voting Committee members are appointed by the Joint Meeting of Ordinary/Reconvertible Depositors annually.

9.2	The number of members of the Voting Committee shall be determined by the Joint Meeting of Ordinary/Reconvertible Depositors when annually appointing the members of the Voting Committee.

The resolutions of the Joint Meeting of Ordinary/Reconvertible Depositors to appoint the new Voting Committee members (by means of a renewal of all Voting Committee members as described in Article 9.3) and to determine the number of members of the Voting Committee are taken by a Simple Majority Resolution.

9.3	Voting Committee members are appointed for the first time by this deed.

The first renewal (of all Voting Committee members) is to be made by the Joint Meeting of Ordinary/Reconvertible Depositors during the first semester of two thousand and eleven and subsequently every year thereafter, each time for a one year term, which term starts to run as of the date of appointment and shall end on the date of the appointment of the new Voting Committee members.

9.4
If any (interim) vacancies arise during the (one year) term as referred to in Article 9.3 (the “VC Interim Vacancies”), the (remaining members of the) Voting Committee shall -without prejudice to the provisions of Article 9.5-

appoint (interim) members of the Voting Committee (the “VC Interim Members”) at the earliest opportunity.

A VC Interim Member that is appointed by the Voting Committee to fill a VC Interim Vacancy shall take the seat (and continue the already running term) of its predecessor and shall have the same authorities and duties.

An incomplete Voting Committee shall retain its authorities.
9.5
Any member of the Voting Committee as well as any VC Interim Member as appointed by the Voting Committee in accordance with the provisions of Article 9.4, may be dismissed by means of a Qualified Majority Resolution of the Joint Meeting of Ordinary/Reconvertible Depositors.

The Joint Meeting of Ordinary/Reconvertible Depositors shall be entitled by means of a Simple Majority Resolution to appoint a VC Interim Member at the time of dismissal, which entitlement to appoint a new VC Interim Member shall prevail over the entitlement of the Voting Committee as referred to in Article 9.4.

A VC Interim Member as appointed by the Joint Meeting of Ordinary/Reconvertible Depositors to fill a VC Interim Vacancy shall take the seat (and continue the already running term) of its predecessor and shall have the same authorities and duties.

9.6	The Voting Committee shall appoint one of its members as chairperson of the Voting Committee.
The Voting Committee may also, from among its members, appoint a deputy chairperson, who shall take over the duties and powers of the chairperson the latter’s absence.
The Voting Committee shall also appoint a secretary of the Voting Committee who may not be member of the Voting Committee, and make arrangements for his substitution in case of absence.
9.7
The Voting Committee may establish rules regarding its decision-making process and its working methods, in addition to the relevant provisions of these Articles of Association and the Conditions of Administration.

Voting Committee meetings.
Article 10.
10.1
A Voting Committee meeting shall be held, at least ten Business Days prior to each General Meeting of Shareholders, whether or not provided for in the Articles of Association of the Company, and in which voting rights can be exercised which are attached to one or more Shares held in administration by the Foundation, unless, for the relevant meeting, decision-making with regard to all proposals mentioned in the notice of that meeting, has taken place in accordance with Article 11.6.

Additional meetings of the Voting Committee shall be held as often as a Voting Committee member, the Manager or Ordinary Depositors and/or Reconvertible Ordinary Depositors jointly representing at least one-twentieth of the aggregate nominal value of the Ordinary Depositary Receipts and/or Reconvertible Ordinary Depositary Receipts issued, deems/deem such necessary for the giving of voting instructions by the Voting Committee in respect of the exercise of the voting rights attached to the Shares held by the Foundation, such in accordance with and with view to the provisions of Article 12.

10.2	Voting Committee meetings shall be convened by:
-	the chairperson of the Voting Committee,

-	the secretary of the Voting Committee, in consultation with the chairperson of the Voting Committee; or
-	two or more (other) Voting Committee members.

If the chairperson, the secretary or two or more (other) Voting Committee members have not convened a meeting within five Business Days after a request has been made thereto to the Voting Committee by any of the parties as referred to in the second paragraph of Article 10.1, the parties who made the request shall be authorized to convene a meeting themselves.

10.3	Notice of a Voting Committee meeting shall be given in writing, no later than on the fifth business day prior to the day of the meeting.

In urgent cases, however, at the discretion of the Voting Committee members or other persons as referred to in Articles 10.1 (second paragraph) and 10.2 convening the meeting, notice to convene a meeting may be given within a shorter period, but not later than twenty-four hours before the relevant meeting.

10.4
The notice of the meeting shall specify the subjects to be discussed. Subjects which were not specified in such notice may be announced at a later date, with due observance of the provisions of this Article 10.

10.5
Voting Committee meetings are held at a place to be determined by the chairperson of the Voting Committee. However, if a meeting is called by two or more other Voting Committee members or any of the persons referred to in Articles 10.1 (second paragraph) and 10.2, the place of the meeting shall be determined by them.

10.6
A Voting Committee member may be represented at a meeting by another Voting Committee member authorized in writing. A Voting Committee member may not represent more than one other Voting Committee member at a meeting. The Voting Committee members present at the meeting may decide on admittance of other persons to the meeting, by majority of votes.

10.7
The Voting Committee meetings shall be presided over by the chairperson of the Voting Committee or his deputy. In their absence, the chairperson of the meeting shall be appointed by the Voting Committee members present at the meeting, by majority of votes. The chairperson of the meeting shall appoint a secretary for the meeting.

10.8
The secretary of the meeting shall take minutes of the proceedings at the meeting. Evidencing the adoption, the minutes shall be signed by the chairperson and the secretary of the meeting at which they are adopted and by two other members of the Voting Committee attending the meeting (if any).

Voting Committee. Decision-making Process.
Article 11.
11.1	When making Voting Committee resolutions, each member may cast one vote.
11.2
To the extent that, for the adoption of a resolution, the law or these Articles of Association or the Conditions of Administration do not require a higher majority and/or quorum, all resolutions of the Voting Committee shall be adopted by a simple majority of votes, representing a majority of all members of the Voting Committee then in office.

11.3	If there is a tie in voting, the proposal is thus rejected.
11.4
Meetings of the Voting Committee may be held by means of an assembly of its members in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all members of the Voting Committee participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

11.5
If the formalities for convening and holding of Voting Committee meetings, as prescribed by these Articles of Association, have not been complied with, valid resolutions of the Voting Committee may only be adopted in a meeting, if in such meeting all Voting Committee members then in office are present or represented and none of the Voting Committee members then opposes to adopting resolutions.

11.6
Voting Committee resolutions may also be adopted in a manner other than at a meeting, in writing or otherwise, provided the proposal concerned is submitted to all members and none of them objects to the relevant manner of adopting resolutions. A report shall be prepared by the secretary of the Voting Committee on a resolution adopted other than at a meeting which is not adopted in writing, and such report shall be signed by the chairman and the secretary of the Voting Committee and at least two other members of the Voting Committee. Adoption of resolutions in writing shall be effected by written statements from all Voting Committee members in office.

Voting Committee. Voting instructions to the Manager.
Article 12.
12.1	The voting instructions to be given by the Voting Committee to the Manager for the exercise of the voting rights attached to the Shares shall be determined by the Voting Committee as follows:
a.	pursuant to and in accordance with a resolution of the Voting Committee:
(i)
taken with a two/thirds (2/3) majority of votes, representing a two/thirds (2/3) majority of all members of the Voting Committee then in office, in respect of the following matters (these matters jointly also referred to as the "Ordinary Company Matters 1"):

-	to appoint, suspend and/or dismiss members of the board of directors of the Company;
if said majority and/or quorum is not reached in the Voting Committee for any such Ordinary Company Matter(s) 1,

each Ordinary Depositor and each Reconvertible Ordinary Depositor shall be entitled to cast the votes corresponding to (a) the Ordinary Share for which his Ordinary Depositary Receipt has been issued and (b) the Reconvertible Ordinary Share for which his Reconvertible Ordinary Depositary Receipt has been issued, respectively, in the General Meeting of Shareholders directly;

for that purpose, the Manager shall grant a power of attorney (the No Instruction for Ordinary Company Matters Proxy as defined hereafter in Article 12.3 sub (ii)) in accordance with the provisions of Article 12.3 sub (ii);

(ii)
taken with a simple majority of votes, representing a majority of all members of the Voting Committee then in office, in respect of the following matters (these matters jointly also referred to as the "Ordinary Company Matters 2"):

(a)	to approve the financial statements of the Company;
(b)	to approve profit allocations and dividend distributions as well as other Distributions of the Company;
(c)	to grant discharge to the members of the board of directors of the Company for the management and duties performed;
(d)	to authorize to acquire Shares by the Company, up to ten per cent (10%) of the Company’s outstanding capital;

(e)	to cancel Shares held by the Company and any related reduction of capital;

if said majority and/or quorum is not reached in the Voting Committee for any such Ordinary Company Matter 2, the relevant Ordinary Company Matter(s) 2 shall subsequently be subject to a Simple Majority Resolution of the Joint Meeting of Ordinary/Reconvertible Depositors;

if the majority (or majorities) and/or quorum as required for the Simple Majority Resolution(s), as the case may be, is (are) not reached in the Joint Meeting of Ordinary/Reconvertible Depositors,

each Ordinary Depositor and each Reconvertible Ordinary Depositor shall be entitled to cast the votes corresponding to (a) the Ordinary Share for which his Ordinary Depositary Receipt has been issued and (b) the Reconvertible Ordinary Share for which his Reconvertible Ordinary Depositary Receipt has been issued, respectively, in the General Meeting of Shareholders directly;

for that purpose, the Manager shall grant a power of attorney (the No Instruction for Ordinary Company Matters Proxy as defined hereafter in Article 12.3 sub (ii)) in accordance with the provisions of Article 12.3 sub (ii);

(the “Ordinary Company Matters 1” and the “Ordinary Company Matters 2” jointly also referred to as the “Ordinary Company Matters”);
b.	pursuant to and in accordance with:
(i)
a Qualified Majority Resolution of the meeting of Depositors, that are holding Depositary Receipts issued in exchange for Shares, the holders whereof are entitled to vote in respect of the relevant matter in the General Meeting of Shareholders of the Company, and/or

(ii)
a Qualified Majority Resolution or Qualified Majority Resolutions of a separate Specific Class of Depositors Meeting(s) of the separate class or classes of Depositors, that are holding Depositary Receipts issued for the corresponding (respective) class(es) of Shares, the holders whereof are entitled to vote in respect of the relevant matter in the relevant Specific Class Meeting(s), as the case may be,
in respect of the following matters:
(x)	any amendment to the articles of association of the Company; and
(y)
any resolution that may affect the rights of the Shareholders and requires a resolution of the General Meeting of Shareholders, a resolution of a Specific Class Meeting and/or resolutions of the Ordinary Shares Meeting, the Reconvertible Ordinary Shares Meeting as well as the Preferred Shares Meeting pursuant to or on the basis of the articles of association of the Company;

if the majority (or majorities) and/or quorum as required for the Qualified Majority Resolution(s), as the case may be, is (are) not reached, the proposal is deemed to be rejected by the relevant meeting;

c.	in respect of all other matters, which are not included in a. and b. above (hereinafter also referred to as: the “Other Company Matters”):
(i)	unless the provision below under c. (ii) applies,
pursuant to and in accordance with a resolution of the Voting Committee, taken with a simple majority of votes, representing a majority of all members of the Voting Committee in office;

if said majority and/or quorum is not reached, the proposal is deemed to be rejected and no Other Company Matters Proxy (as referred to below in this paragraph (i)) can be granted;
said resolution of the Voting Committee can -in stead of or next to voting instructions to the Manager in respect of some of the Other Company Matters- include the instruction to the Manager to grant a general or specific power of attorney to Depositors -that are holding Depositary Receipts issued in exchange for Shares, the holders whereof are entitled to vote in respect of the relevant Other Company Matter-

to exercise all or some of the voting rights attached to the Shares corresponding to the Depositary Receipts held by such Depositor in respect of (some or all of the relevant) Other Company Matters (the “Other Company Matters Proxy”);

the provisions of Articles 8.1 and 8.3, apply to the Other Company Matters Proxy;
(ii)	if any two members of the Voting Committee request to the Voting Committee, that the relevant Other Company Matter is submitted to a resolution of the meeting of Depositors:
-	pursuant to and in accordance with a Simple Majority Resolution of the meeting of Depositors;
if the majority and/or quorum as required for the Simple Majority Resolution is not reached, the proposal is deemed to be rejected.
12.2
The Voting Committee shall give instructions to the Manager in respect of the exercise of the voting rights on Shares ultimately five Business Days prior to the relevant General Meeting of Shareholders or Specific Class Meeting where voting rights on Shares can be exercised, by means of an Instruction Notice signed by the chairperson, the secretary and two other members (if any) of the Voting Committee.

The Instruction Notice shall be drawn up pursuant to and in accordance with the resolutions taken or rejected by the Voting Committee or the meeting of Depositors (of the relevant class), as the case may be, in the way as provided for in Article 12.1.

An Instruction Notice may also include the instruction to the Manager to grant a power of attorney to a person nominated by the Voting Committee to attend the General Meeting of Shareholders and/or a Specific Class Meeting and to exercise the voting rights on the relevant Shares in such meeting; such power of attorney may be split (and granted to different nominated persons) for different items to be voted on in the relevant meeting(s) (the “Nominated Person Proxy”).

12.3
In respect of any matter where no voting instructions (nor proxy granting instructions) are given (nor can be given) to the Manager by the Voting Committee in time, by means of a duly executed Instruction Notice (whether or not including the instruction to grant a Nominated Person Proxy and/or an Other Company Matters Proxy), in accordance with the provisions of these Articles of Association, the Manager shall:

(i)
abstain from exercising any voting rights on behalf of the Foundation in respect of the relevant matter, except in so far as it regards an Ordinary Company Matter, in which case paragraph (ii) of this Article 12.3 applies; or

(ii)
grant a power of attorney on behalf of the Foundation to each Ordinary Depositor and to each Reconvertible Ordinary Depositor to exercise the voting rights attached to (a) the Ordinary Shares corresponding to the Ordinary Depository Receipts held by such Ordinary Depositor and (b) the Reconvertible Ordinary Shares corresponding to the Reconvertible Ordinary Depository Receipts held by such Reconvertible Ordinary Depositor, respectively, in respect of any Ordinary Company Matter,

the contents of which power of attorney shall be limited to the exercise of voting rights in respect of the relevant Ordinary Company Matter only (the “No Instruction for Ordinary Company Matters Proxy”); the provisions of Articles 8.2 and 8.3 apply to the No Instruction for Ordinary Company Matters Proxy.

CHAPTER VI. MEETINGS OF DEPOSITORS.
Meetings of Depositors.
Article 13.
13.1
Meetings of Depositors shall be held if pursuant to (i) these Articles of Association or (ii) the Conditions of Administration, a resolution of the meeting of Depositors is required, and in addition whenever the Manager deems such necessary. Moreover, the Manager shall convene a meeting of Depositors, stating the reasons therefore, at the written request of Depositors, representing in the aggregate at least one-twentieth of the aggregate nominal value of the Depositary Receipts issued.

If the Manager has not called a meeting within fourteen Business Days after such request, the Depositors who made the request shall be authorized to convene a meeting themselves.
13.2	Notice of meetings of Depositors shall be given in writing, no later than five Business Days prior to the day of the meeting, and shall specify the topics to be dealt with.
Any notice will include a convocation for a first meeting and a convocation for a second meeting, if there is no quorum for the first meeting, to be held three Business Days after the first meeting.

If notice has not been given in writing, if the topics to be dealt with have not been specified in the notice, or if the (first) meeting is convened with shorter notice than five Business Days or other convocation formalities have not been complied with,

Depositors may nevertheless adopt valid resolutions, provided that all Depositors are present or represented at the meeting, none of the Depositors objects to the adoption of such resolutions, and the Manager as well as the secretary of the Voting Committee were informed of the holding of the meeting.

13.3
Meetings of Depositors shall be held in the municipality in which the Foundation, according to these Articles of Association, has its registered office, as well as in Amsterdam, Luxembourg (Luxembourg), Lugano (Switzerland) or Montevideo (Uruguay) or other place that the Manager deems appropriate.

13.4
Each Depositor -either personally or by attorney-, the chairperson of the meeting, the Manager as well as those who are expressly admitted by the Depositors at a meeting shall be entitled to attend such meeting of Depositors.

A Depositor may be represented at a meeting by any other Depositor or by any other person authorized in writing for that purpose, who shall in that case be admitted to the meeting.
13.5	Each Depositor shall have one vote per Depository Receipt held by him for each corresponding Share deposited under the Conditions of Administration.
13.6	Unless these Articles of Association or the Conditions of Administration provide otherwise, resolutions can be validly taken in meetings of Depositors as follows:
-
if it regards a first meeting of Depositors as referred to in Article 13.2, resolutions can be taken if a quorum of a majority of the Depositary Receipts that have been issued is present or represented at such meeting, with a simple majority of the votes cast in such meeting;

-
if it regards a second meeting of Depositors as referred to in Article 13.2, which is to be held within three Business Days after the first meeting if the quorum requirement for the first meeting has not been met, resolutions can be taken if a quorum of one third (1/3) of the Depositary Receipts that have been issued is present or represented at such meeting, with a simple majority of the votes cast in such meeting;

the resolution taken (or to be taken) by the meeting of Depositors in the manner as set forth above, hereinafter referred to as: a “Simple Majority Resolution”.

In addition, certain resolutions as specifically described in these Articles of Association or the Conditions of Administration require a resolution taken with a qualified majority to be validly taken in meetings of Depositors as follows:

-
if it regards a first meeting of Depositors as referred to in Article 13.2, such resolutions can be taken if a quorum of a majority of the Depositary Receipts that have been issued is present or represented at such meeting, with a two/thirds (2/3) majority of the votes cast;

-
if it regards a second meeting of Depositors as referred to in Article 13.2, which is to be held within three Business Days after the first meeting if the quorum requirement for the first meeting has not been met, such resolutions can be taken if a quorum of one third (1/3) of the Depositary Receipts that have been issued is present or represented at such meeting, with a two/thirds (2/3) majority of the votes cast;

the resolution taken (or to be taken) by the meeting of Depositors in the manner as set forth above, hereinafter referred to as: the “Qualified Majority Resolution”.
Abstentions and invalid votes shall not be counted as votes cast.
13.7	All votes shall be taken orally, unless one of the Depositors present at the meeting requires a vote by ballot, in which case voting shall take place by means of unsigned ballot papers.
13.8	The meetings shall be presided over by a chairperson to be elected by the meeting.
13.9
The business transacted at a meeting shall be recorded in minutes by a person designated for that purpose by the chairperson of the meeting. The minutes shall be adopted either at that meeting or at the next meeting and shall, as evidence thereof, be signed by the chairperson and the person who took such minutes.

13.10
The Depositors may also adopt resolutions in a manner other than at a meeting thereof, provided that the Manager was informed, all Depositors are given the opportunity to cast their votes and that all of them have declared in writing that they do not object to the manner of adopting resolutions.

A resolution shall then be adopted if the required majority of the votes are cast in favour of the proposal.
13.11	The Manager shall prepare a report of a resolution adopted without holding a meeting and shall attach such report to the minutes.
Meetings of Ordinary Depositors.
Article 14.
The provisions of Article 13 of these Articles of Association with respect to meetings of Depositors shall apply by analogy to meetings of Ordinary Depositors, with the understanding that the terms “Depositary Receipt” and “Depositor” should be read as “Ordinary Depositary Receipt” and “Ordinary Depositors”, as the case may be, and that the terms “Simple Majority Resolution” and “Qualified Majority Resolution” have the same meaning in respect of resolutions (to be) taken by the meeting of Ordinary Depositors as in respect of resolutions (to be) taken by the meeting of Depositors.

Meetings of Reconvertible Ordinary Depositors.
Article 15.
The provisions of Article 13 of these Articles of Association with respect to meetings of Depositors shall apply by analogy to meetings of Reconvertible Ordinary Depositors, with the understanding that the terms “Depositary Receipt” and “Depositor” should be read as “Reconvertible Ordinary Depositary Receipt” and “Reconvertible Ordinary Depositors”, as the case may be, and that the terms “Simple Majority Resolution” and “Qualified Majority Resolution” have the same meaning in respect of resolutions (to be) taken by the meeting of Reconvertible Ordinary Depositors as in respect of resolutions (to be) taken by the meeting of Depositors.
Meetings of Preferred Depositors.
Article 16.
The provisions of Article 13 of these Articles of Association with respect to meetings of Depositors shall apply by analogy to meetings of Preferred Depositors, with the understanding that the terms “Depositary Receipt” and “Depositor” should be read as “Preferred Depositary Receipt” and “Preferred Depositors”, as the case may be, and that the terms “Simple Majority Resolution” and “Qualified Majority Resolution” have the same meaning in respect of resolutions (to be) taken by the meeting of Preferred Depositors as in respect of resolutions (to be) taken by the meeting of Depositors.
Joint Meetings of Ordinary/Reconvertible Depositors.
Article 17.
17.1
The provisions of Article 13 of these Articles of Association with respect to meetings of Depositors shall apply by analogy to the joint meetings of Ordinary Depositors and Reconvertible Ordinary Depositors -such as the meetings to appoint members of the Voting Committee or decide the voting on the Deposited Shares as provided for in Article 12-, with the understanding that the terms “Depositary Receipt” and “Depositor” should be read as “Ordinary Depositary Receipt and Reconvertible Ordinary Depositary Receipt” and “Ordinary Depositors and Reconvertible Ordinary Depositors”, as the case may be, and that the terms “Simple Majority Resolution” and “Qualified Majority Resolution” have the same meaning in respect of resolutions (to be) taken by the joint meeting of Ordinary Depositors and Reconvertible Ordinary Depositors (the “Joint Meeting of Ordinary/Reconvertible Depositors”) as in respect of resolutions (to be) taken by the meeting of Depositors.

17.2	The rights and obligations of each of the Ordinary Depositors and Reconvertible Ordinary Depositors shall be (deemed to be) equal in the Joint Meeting of Ordinary/Reconvertible Depositors.

In such meeting, each Ordinary Depositor and each Reconvertible Ordinary Depositor shall have one vote per Ordinary Depository Receipt and/or per Reconvertible Ordinary Depositary Receipt held by him for each corresponding Ordinary Share or Reconvertible Ordinary Share, as the case may be, deposited under the Conditions of Administration.

CHAPTER VII. CONDITIONS OF ADMINISTRATION.
Conditions of Administration.
Article 18.
18.1
The Foundation shall establish the Conditions of Administration, by having the Manager executing the Conditions of Administration annexed as exhibit 1 hereto, with its signature and capacity as Manager of the Foundation certified by a notary.

18.2
The Conditions of Administration may be amended pursuant to a Qualified Majority Resolution of the meeting of Depositors. The provisions of Article 19.2 of these Articles of Association shall apply by analogy to a resolution of the meeting of Depositors to amend the Conditions of Administration. The Conditions of Administration may include further regulations with respect to (the effectuation of) amendments thereof.

CHAPTER VIII. AMENDMENT TO THE ARTICLES OF ASSOCIATION AND DISSOLUTION.
Article 19.
19.1	The Manager shall be authorized to amend these Articles of Association pursuant to a Qualified Majority Resolution to that effect of the meeting of the Depositors.
19.2	A copy of the proposal, containing the verbatim text of the proposed amendment, shall be attached to the notice of the meeting in which an amendment of the Articles of Association is to be discussed.
19.3	An amendment of these Articles of Association shall be laid down in a notarial deed. The Manager shall be authorized to execute such deed.
Dissolution and Liquidation.
Article 20.
20.1	The Foundation may be dissolved pursuant to a Qualified Majority Resolution to that effect of the meeting of the Depositors.
If there are no Depositors, the Foundation may be dissolved pursuant to a resolution to that effect by the Manager.
20.2	The resolution to dissolve the Foundation shall determine how the balance of the remaining funds is to be used, which funds may be transmitted to a charitable institution.
20.3 The Manager shall become the liquidator of the dissolved Foundation's property unless the meeting of Depositors appoints one or more (other) liquidators (next to or in stead of the Manager).
20.4	During liquidation, the provisions of these Articles of Association shall remain in force to the extent possible.
20.5	After the dissolution, the Shares held by the Foundation shall be transferred to the Depositors and the Depositary Receipts issued therefore shall be cancelled.
20.6
After completion of the liquidation, the books and records of the dissolved Foundation shall remain in the custody of the person to be designated for the purpose by the liquidators, for the period prescribed by law.

20.7	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1 of the Dutch Civil Code.
Final Provision.
Article 21.
The first financial year of the Foundation shall end on the thirtieth day of June [two thousand and eleven].
Finally, the person appearing declared:
1.	The first Manager of the Foundation shall be:

Zenco Corporate Services B.V., a company under Dutch law, having its registered office in Rotterdam, the Netherlands, and its office address at 3072 AP Rotterdam, the Netherlands, Wilhelminakade 91, Maastoren, registered with the trade register of the Chamber of Commerce of Rotterdam, the Netherlands, under number 24191163.

2.
In deviation from the provisions of Articles 9.1 and 9.2 of these Articles of Association, the first Voting Committee shall consist of seven (7) members, which initial members of the Voting Committee are hereby appointed:

(i)	Paolo Rocca, residing at Buenos Aires, Argentina, born at Milan, Italy, on the fourteenth day of October nineteen hundred fifty-two;
(ii)	Gianfelice Mario Rocca, residing at Milan, Italy, born at Milan, Italy, on the second day of March nineteen hundred forty-eight;

(iii)	Roberto Bonatti, residing at Buenos Aires, Argentina, born at Milan, Italy, on the eleventh day of December nineteen hundred forty-nine.
(iv)	Enrico Luca Maria Bonatti, residing at Milan, Italy, born at Buenos Aires, Argentina, on the fourteenth day of July nineteen hundred fifty-eight;
(v)	Andres Pineyro, residing at Buenos Aires, Argentina, born at Buenos Aires, Argentina, on the fifteenth day of September nineteen hundred sixty-two;
(vi)	Giovanni Sardagna, residing at Milan, Italy, born at Milan, Italy, on the tenth day of August nineteen hundred sixty-seven; and
(vii)	Lodovico Andrea Palu Rocca, residing at Sao Paulo, Brasil, born at Milan, Italy, on the fourth day of April nineteen hundred seventy-four, and which initial members of the Voting Committee shall be in office until the meeting of Ordinary Depositors has appointed new Voting Committee members in accordance with the provisions of Article 9.3, in the first semester of two thousand and twelve.

Exhibit B

CONDITIONS OF ADMINISTRATION
ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

The undersigned:

ROCCA & PARTNERS Stichting Administratiekantoor Aandelen SAN FAUSTIN, a foundation under Dutch law ('stichting'), having its official seat in Rotterdam, the Netherlands, and its office address at 3072 AP Rotterdam, the Netherlands, Wilhelminakade 91, Maastoren;
(the “Foundation”)

organized to administer shares in the capital of San Faustin N.V., a limited liability company under the laws of the Netherlands Antilles, having its registered office in Wilemstad, Curaçao (Netherlands Antilles) and its office address at Berg Ararrat 1, Wilemstad, Curaçao (Netherlands Antilles) (the “Company”),

hereby establishes the following terms and conditions (hereinafter: the “Conditions of Administration”) for the custody and administration of shares in the capital of the Company to be evidenced by depositary receipts for such shares, pursuant to and in accordance with the provisions of Article 18.1 of the Articles of Association of the Foundation, as evidenced by a true certified copy of the Articles of Association that is attached hereto (Annex).

FOUNDATION ROCCA & PARTNERS Stichting Administratiekantoor Aandelen SAN FAUSTIN hereby establishes the following Conditions of Administration.

CONDITIONS OF ADMINISTRATION:
Definitions.
Article 1.
In these Conditions of Administration the following words shall have the following meanings:
1.1	(a)	the "Administration Costs":
has the meaning as attributed thereto in Article 4;
(b)	the "Board":
the board of the Foundation consisting of one member (the Manager);
(c)	a "Business Day":
any day on which banks are usually open for business in Uruguay, Italy as well as Luxembourg, excluding Saturdays, Sundays and public holidays in any of these countries;
(d)	the "Company":

San Faustin N.V., a limited liability company under the laws of Curaçao, having its registered office in Willemstad, Curaçao and its office address at Berg Ararrat 1, Willemstad, Curaçao, which company intends to transfer its seat to Luxembourg and to be converted into a Luxembourg “SA” company (‘Société Anonyme’);

(e)	the "Conditions of Administration":

the terms and conditions of the Foundation for the custody and holding in administration ('in administratie') of Shares, in exchange for the issuance of Depositary Receipts, to be established in accordance with Article 18 of the Articles of Association of the Foundation, as they will read from time to time;

(f)	a "Depositor":
a holder of one or more Depositary Receipts, and as such the beneficial owner of (in Dutch: ‘economisch gerechtigde tot’) the Shares corresponding to the relevant Depositary Receipts;
unless the contrary is apparent, this shall include each Ordinary Depositor, each Reconvertible Ordinary Depositor and each Preferred Depositor;
(g)	a "Depositary Receipt":

a convertible (in Dutch: ‘decertificeerbaar’) registered depositary receipt (in Dutch: ‘een certificaat') issued by the Foundation for a deposited Share, representing the beneficial ownership of (in Dutch: ‘economische gerechtigdheid tot’) the Share corresponding to the relevant depositary receipt;

unless the contrary is apparent, this shall include each Ordinary Depositary Receipt, each Reconvertible Ordinary Depositary Receipt and each Preferred Depositary Receipt;
(h)	the "Distributions":
has the meaning as attributed thereto in Article 3.1 of the Articles of Association of the Foundation;
(i)	the "Foundation":

ROCCA & PARTNERS Stichting Administratiekantoor Aandelen SAN FAUSTIN, a foundation under the laws of the Netherlands, having its registered office in the municipality of Rotterdam, the Netherlands, and its office address at 3072 AP Rotterdam, the Netherlands, Wilhelminakade 91, Maastoren;

(j)	the "Incorporator":

Rocca & Partners S.A., a company under the laws of the British Virgin Islands, having its registered office in Road Town, Tortola, British Virgin Islands and its office address at Vanterpool Plaza 1, Tortola, British Virgin Islands and registered in the companies register of the British Virgin Islands under number 435.473;

(k)	"in writing":

by letter, by telecopier, by e-mail or by message which is transmitted via any current means of communication and which can be received in writing, provided that the identity of the sender can be sufficiently established;

(l)	the "Management Fee":
has the meaning as attributed thereto in Article 5.5 of the Articles of Association of the Foundation;
(m)	the "Manager":
the sole member of the Board;
(n)	the "No Instruction for Ordinary Company Matters Proxy":
has the meaning as attributed thereto in Article 12.3 (ii) of the Articles of Association of the Foundation;
(o)	the "Nominated Person Proxy":
has the meaning as attributed thereto in Article 12.2 of the Articles of Association of the Foundation;

(p)	an "Ordinary Depositary Receipt":

a convertible (in Dutch: “decertificeerbaar”) registered depositary receipt (in Dutch: “een certificaat”') issued for a deposited Ordinary Share by the Foundation, representing the beneficial ownership of (in Dutch: “economische gerechtigdheid tot”) the Ordinary Share corresponding to the relevant depositary receipt;

(q)	an "Ordinary Depositor":

a holder of one or more Ordinary Depositary Receipts and as such the beneficial owner of (in Dutch: “economisch gerechtigde tot”) the Ordinary Shares corresponding to the relevant Ordinary Depositary Receipts;

(r)	an "Ordinary Share":
an ordinary share in the capital of the Company;
(s)	the "Other Company Matters Proxy":
has the meaning as attributed thereto in Article 12.1 paragraph c. (i) of the Articles of Association of the Foundation;
(t)	a "Preferred Depositary Receipt":

a convertible (in Dutch: “decertificeerbaar”) registered depositary receipt (in Dutch “een certificaat”') issued for a deposited Preferred Share by the Foundation, representing the beneficial ownership of (in Dutch: “economische gerechtigdheid tot”) the Preferred Share corresponding to the relevant depositary receipt;

(u)	a "Preferred Depositor":

a holder of one or more Preferred Depositary Receipts, and as such the beneficial owner of (in Dutch: “economisch gerechtigde tot”) the Preferred Shares corresponding to the relevant Preferred Depositary Receipts;

(v)	a "Preferred Share":
a preferred share in the capital of the Company;
(w)	a "Reconvertible Ordinary Depositary Receipt":

a convertible (in Dutch: “decertificeerbaar”) registered depositary receipt (in Dutch: “een certificaat”') issued for a deposited Reconvertible Ordinary Share by the Foundation, representing the beneficial ownership of (in Dutch: “economische gerechtigdheid tot”) the Reconvertible Ordinary Share corresponding to the relevant depositary receipt;

(x)	a "Reconvertible Ordinary Depositor":

a holder of one or more Reconvertible Ordinary Depositary Receipts and as such the beneficial owner of (in Dutch: “economisch gerechtigde tot”) the Reconvertible Ordinary Shares corresponding to the relevant Reconvertible Ordinary Depositary Receipts;

(y)	a "Reconvertible Ordinary Share":
a reconvertible ordinary share in the capital of the Company;
(z)	a "Share":

a share in the capital of the Company, unless the contrary is apparent, this shall include each Ordinary Share, each Reconvertible Ordinary Share and each Preferred Share in the capital of the Company;

(aa)	a "Shareholder":
a holder of one or more Shares;
(bb)	the "Voting Committee":

the committee entitled to give voting instructions to the Manager in respect of exercising the voting rights attached to Shares held by the Foundation pursuant to and in accordance with the provisions of these Articles of Association.

1.2	References to Articles shall be deemed to refer to articles of these Conditions of Administration, unless the contrary is apparent.

Deposit of Shares; Depositary Receipts.
Article 2.
2.1	The Foundation shall receive in deposit Shares from the Depositors, who will transfer such Shares to the Foundation that will issue Depositary Receipts to the Depositors for such Shares.
2.2	To be a Depositor under these Conditions of Administration a Shareholder must be included in the list attached as Annex 1 or be accepted as Depositor by the Voting Committee.
2.3
It shall be at the sole discretion of the Voting Committee, by resolution taken with a majority representing two thirds of all members of the Voting Committee then in office, to accept offers of Shares in deposit under these Conditions of Administration made to the Foundation by parties which are not yet Depositors. A resolution of the Voting Committee to refuse any such offer does not have to be motivated.

If, however, parties which are already a Depositor offer Shares to be deposited under the present Conditions of Administration, the Foundation shall not require the approval from the Voting Committee to do so.

2.4	The Foundation may receive in deposit fully paid Shares only.
2.5
The transfer of the Shares by the Depositor to the Foundation for the purposes of the holding in administration of these shares by the Foundation shall be effected by means of a (private or notarial) transfer deed in accordance with the laws to which the Company is subject, which transfer deed shall include the acknowledgement and acceptance by the Depositor of these Conditions of Administration.

2.6	Deposited Shares shall be recorded (formally) under the name of the Foundation in the Share Register of the Company.
2.7	All Depositary Receipts are to be registered.
2.8	Certificates of Depositary Receipts shall not be issued.

Register of Depositors.
Article 3.
3.1	The Manager shall keep a register in which the names and addresses of all Depositors shall be registered.
3.2	The register shall be kept up-to-date regularly. Depositors shall inform the Foundation of their addresses.
3.3	At the request of a Depositor, the Manager shall issue, free of charge, an extract from the register.
3.4	The Manager shall make the register available at the office of the Foundation for inspection by the Depositors, members of the Voting Committee and the Company.
3.5
The Manager shall issue to the Company, free of charge, a list of all Depositors, their holdings of Depositary Receipts and their addresses and the Company will treat that list with the same degree of confidentiality that it applies to its own Share register.

Administration costs.
Article 4.
The Depositors shall pay the Foundation an administration contribution to cover the costs and expenses incurred by the Foundation, including but not limited to the  Management Fee, for the administration of the Shares (the "Administration Costs").
The Administration Costs shall be borne by the Depositors on a pro rata basis of their holdings of deposited Depositary Receipts.
The Depositors shall each irrevocably authorize the Foundation to instruct the Company to deduct the Administration Costs from any dividend or other Distribution, so that each Depositor will receive dividends and/or other Distributions net of its quota from the Administration Costs.

Transfer of Depositary Receipts.
Article 5.
5.1
Depositary Receipts are freely transferable. The transfer of a Depositary Receipt implies (i) the transfer of the beneficial ownership of the Share corresponding to the Depositary Receipt that is subject to the transfer from the transferor to the transferee and requires (ii) the assignment of all rights and obligations under the Conditions of Administration of the Depositor as transferor in favour of the transferee.

5.2
The assignment and transfer of a Depositary Receipt shall require a private deed to that effect and notification thereof to the Foundation by either the transferor or the transferee. The foregoing sentence applies by analogy to the vesting of a right of pledge or usufruct on the Depositary Receipts.

5.3
To record the transfer of a Depositary Receipt, the Foundation will require identity documents of the transferee, deposit of specimen signatures, confirmation of the addresses of the transferee and transfer instructions for any payment to be made by the Company to the Depositor. Additionally, an electronic mail address will be requested.

5.4	The Manager shall notify the Company of any transfer of Depositary Receipts and/or the vesting of a right of pledge or usufruct thereon.

Dividends and other Distributions.
Article 6.
6.1
The Foundation shall instruct the Company to pay all dividends or other Distributions on the Shares it holds in administration directly to the Depositors (net of its quota of any Administration Costs due by the Depositors to the Foundation as referred to in Article 4).

6.2
In the event the Company issues bonus Shares or stock dividends to the Foundation, the new Shares will be automatically deposited under the present conditions and the Foundation shall issue Depositary Receipts accordingly, to the parties entitled thereto.

6.3
In the event the Company makes Distributions either in cash or in other valuables, at the option of each shareholder the Foundation shall, as soon as possible, give written notice thereof to the parties entitled to such Distributions, and such parties shall inform the Foundation of their preference not later than five Business Days prior to the last day on which the Foundation must give notice of the preference.

6.4	In the event of the Company's liquidation, final distributions on Shares held in administration shall be paid directly to the Depositors and the Foundation will cancel the Depositary Receipts.

Issue of Shares; Shares on Offer.
Article 7.
7.1
If, upon issuance of Shares, Shareholders have pre-emptive rights, the Foundation shall, within one week of the announcement of the issue, give written notice thereof to the Depositors, in order to enable them to exercise corresponding pre-emptive rights on Depositary Receipts no later than on the fourth day prior the day on which the Foundation must have exercised the pre-emptive rights on the Shares.

7.2
Insofar as Depositors have indicated on time and in writing their intention to have the pre-emptive exercised as mentioned in Article 7.1, the Foundation shall exercise the pre-emptive rights on the Shares.

7.3
If and insofar the Foundation has been requested by a Depositor to exercise the pre-emptive rights, in accordance with Article 7.1, the Foundation may request such Depositor to make a deposit or give other security, for the subscription of the new Shares.

7.4	The provisions of this Article 7 shall apply by analogy, insofar as possible, when rights to subscribe for Shares are granted by the Company.
7.5	Furthermore, the provisions of this Article 7 shall apply by analogy, insofar as possible, when Shares held by the treasury of the Company are offered for sale to all shareholders.

Reconversion of Reconvertible Ordinary Shares into Preferred Shares.
Article 8.
8.1
Whenever the Company reconverts all or some of the Reconvertible Ordinary Shares (back) into Preferred Shares, the Reconvertible Ordinary Depositary Receipts corresponding to the relevant Reconvertible Ordinary Shares shall (automatically) be converted into Preferred Depositary Receipts as a result thereof.

8.2
The Manager shall record such a conversion of the Reconvertible Ordinary Depositary Receipts into Preferred Depositary Receipts in the register of Depositors, stating the conversion of the relevant Reconvertible Ordinary Depositary Receipts -corresponding to the relevant Reconvertible Ordinary Shares that have been reconverted into Preferred Shares- into Preferred Depositary Receipts. In addition, the Manager shall notify such conversion to the (Ordinary Reconvertible) Depositors involved.

8.3
Upon the conversion of Reconvertible Ordinary Depositary Receipts into Preferred Depositary Receipts shall the relevant Depositor have the rights and obligations as attached to the Preferred Depositary Receipts pursuant to the Articles of Association and the Conditions of Administration in stead of the rights and obligations as attached to the Reconvertible Ordinary Depositary Receipts, provided that the exercise of specific rights attached to the Reconvertible Ordinary Depositary Receipts as effected prior to the conversion shall be respected.

The exercise of voting rights.
Article 9.
The Foundation shall exercise the voting rights attached to the Shares in the manner as determined and provided for in the Articles of Association of the Foundation, without prejudice to the fact that the Foundation in the specific cases as described and provided for in the Articles of Association of the Foundation shall grant a Nominated Person Proxy, an Other Company Matters Proxy and/or a No Instruction for Ordinary Company Matters Proxy, as the case may be, for the exercise of such voting rights.

Termination of deposit and cancellation of Depository Receipts.
Article10.
10.1.
A Preferred Depositor is entitled to request the termination of the deposit of the Preferred Shares (totally or partially) corresponding to the Preferred Depositary Receipts held by such Preferred Depositor at any time, with a one month prior notice.

The termination will be effected by (i) transferring the relevant Preferred Shares to such Preferred Depositor in accordance with the laws applicable to such transfer and the registration thereof in the Share register of the Company and (ii) cancellation of the corresponding Preferred Depositary Receipts. Such cancellation shall be registered in the register of Depositors by the Manager.

10.2
An Ordinary Depositor is entitled to request the termination of the deposit of the Ordinary Shares (totally or partially) corresponding to the Ordinary Depositary Receipts held by such Ordinary Depositor at any time, with a twelve months prior notice.

The termination will be effected by (i) transferring the relevant Ordinary Shares to such Ordinary Depositor in accordance with the laws applicable to such transfer and the registration thereof in the Share register of the Company and (ii) cancellation of the corresponding Ordinary Depositary Receipts. Such cancellation shall be registered by the Manager in the register of Depositors.

10.3
A Reconvertible Ordinary Depositor is entitled to request the termination of the deposit of the Reconvertible Ordinary Shares (totally or partially) corresponding to the Reconvertible Ordinary Depositary Receipts held by such Reconvertible Ordinary Depositor at any time, with a twelve months prior notice.

The termination will be effected by (i) transferring the relevant Reconvertible Ordinary Shares to such Reconvertible Ordinary Depositor in accordance with the laws applicable to such transfer and the registration thereof in the Share register of the Company and (ii) cancellation of the corresponding Reconvertible Ordinary Depositary Receipts. Such cancellation shall be registered by the Manager in the register of Depositors.

If all or part of the Reconvertible Ordinary Shares - corresponding to the Reconvertible Ordinary Depositary Receipts in respect whereof a termination of deposit request has been made - are converted (back) into Preferred Shares during the twelve months prior notice period, the one month prior notice period for termination of deposit of Preferred Shares as referred to in Article 10.1 will in that case automatically apply to the termination request in respect of such Shares, starting as of the date of the conversion (unless the twelve months prior notice period -that has already been started prior to conversion- ends at an earlier date than the date that the one month notice period -as started as of the conversion date- will end, in which case such earlier ending date shall apply).

10.4	In case of:
(i)	an amendment of these Conditions of Administration pursuant to Article 12; or
(ii)	an amendment of the Articles of Association of the Foundation pursuant to Article 19 of such Articles,

shall each Ordinary Depositor and each Reconvertible Ordinary Depositor whose rights are or may be affected pursuant to such an amendment and who has not approved of such amendment -irrespective whether and/or in which manner such Ordinary Depositor or such Reconvertible Ordinary Depositor participated in the meeting(s) of Depositors or the decision making process where the amendment has been resolved upon or approved of-

be entitled to request for the termination of the deposit of all Shares corresponding to all Depositary Receipts held by such Ordinary Depositor and/or Reconvertible Ordinary Depositor,
during the three months period following the date of the meeting of Depositors that resolved to effect the amendment, notwithstanding the provisions of Article 10.2. and 10.3.

The request can only relate to all Depositary Receipts -of whatsoever class- held by such Ordinary Depositor and/or Reconvertible Ordinary Depositor, and by consequence also includes any Preferred Depositary Receipts held by the relevant Depositor.

10.5	The Foundation shall not charge a special or specific termination fee for the termination of the deposit as referred to in this Article 10.

Termination of holding in administration of all Shares held by Foundation.
Article 11.
11.1
If the aggregate of the deposited Ordinary Shares and the Reconvertible Ordinary Shares falls below thirty-three percent (33%) of the issued and outstanding Ordinary Shares and Reconvertible Ordinary Shares, the Foundation shall terminate the holding in administration of Shares pursuant to a request made to that effect in writing by any Ordinary Depositor.

The termination will then be effected with respect to all Shares held in administration by the Foundation.
11.2	In addition, the Foundation may terminate the holding in administration of all Shares with the prior written consent of all Depositors.
11.3
Upon termination of the holding in administration of all Shares, the Foundation will (i) transfer (the legal title to) all Shares -corresponding to the Depositary Receipts held by the relevant Depositors- to each of the relevant Depositors in accordance with the laws applicable to such transfer and register the same in the Share register of the Company and (ii) cancel all the (corresponding) Depositary Receipts. Such cancellation shall be registered by the Manager in the register of Depositors.

Amendment of the Conditions of Administration.
Article 12.
12.1	The Manager shall be authorized to amend these Conditions of Administration pursuant to a resolution of the meeting of the Depositors.
12.2	The provisions of Article 18.2 of the Articles of Association of the Foundation shall apply to a resolution of the meeting of Depositors to amend these Conditions of Administration.
12.3	An amendment of these Conditions of Administration shall become effective only after a private deed thereof has been executed by the Manager.

Choice of Law.
Article 13.
These Conditions of Administration shall be governed by Dutch law.

Term.
Article 14.
14.1
The holding in administration of the Shares by the Foundation under the present Conditions of Administration shall be effective from the date of deposit  of the relevant Shares to the Foundation up to and including the [thirty-first day of December two thousand and fifteen].

14.2
The holding of the Shares in administration as referred to in Article 14.1 will be renewed automatically for a successive five year periods, except in respect of the Shares corresponding to the Depositary Receipts held by the relevant Depositors for which these Depositors give a non-renewal notice in writing to the Foundation twelve months prior to the relevant expiration date.

14.3
The non-renewal notice triggers the termination of the deposit of all Shares corresponding to the Depositary Receipts held by the notifying Depositor which termination shall -at least beneficially- be effective as per the end of the then effective term of the present Conditions of Administration as referred to in this Article 14.

Such termination shall (legally) be effected -as much as possible- as per the end of the then effective term of the present Conditions of Administration by (i) transferring the relevant Shares to such notifying Depositor in accordance with the laws applicable to such transfer and the registration thereof in the Share register of the Company and (ii) cancellation of the corresponding Depositary Receipts. Such cancellation shall be registered by the Manager in the register of Depositors.

Exhibit C

[LETTERHEAD OF ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN]

POWER OF ATTORNEY

The undersigned, J. E. Missaar and J. de Jong, Directors of Zenco Management B.V., sole Director of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, a private foundation (Stichting) organized under the laws of the Netherlands, hereby constitutes and appoints Carlos Manuel Franck, Fernando R. Mantilla and Eduardo A. Ottino, and each of them, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TENARIS S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

By:
/s/ J. E. Missaar	/s/ J. de Jong
(on behalf of Zenco Management B.V.)	(on behalf of Zenco Management B.V.)

Dated: February 4th, 2011.

Exhibit D

[LETTERHEAD OF SAN FAUSTIN S.A.]

POWER OF ATTORNEY

The undersigned, Gianfelice Rocca, Chairman of the Board of Directors of SAN FAUSTIN S.A., a company organized under the laws of the Grand Duchy of Luxembourg, hereby constitutes and appoints Carlos Manuel Franck, Fernando R. Mantilla and Eduardo A. Ottino, and each of them, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TENARIS S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

By:
/S/ Gianfelice Rocca
Chairman of the
Board of Directors

Dated: February 4th, 2011.

Exhibit E

[LETTERHEAD OF TECHINT HOLDINGS S.ÀR.L.]

POWER OF ATTORNEY

The undersigned, Juan Pablo Boo and Carlos M. Franck, Directors (“gérants”) of TECHINT HOLDINGS S.ÀR.L., a company organized under the laws of the Grand Duchy of Luxembourg, hereby constitutes and appoints Fernando R. Mantilla, Carlos Manuel Franck and Eduardo A. Ottino, and each of them acting severally, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TENARIS S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

By:

/s/ Juan Pablo Boo	/s/ Carlos M. Franck
Director	Director

Dated: February 3rd, 2011